AEVA TECHNOLOGIES, INC.

555 Ellis St.

Mountain View, CA 94043

January 29, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick

Re: Aeva Technologies, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-276441, Filed January 9, 2024, as amended on January 29, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aeva Technologies, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 31, 2024, at 4:30 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Simpson Thacher & Bartlett LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Simpson Thacher & Bartlett LLP by calling Heidi Mayon at (650) 251-5090.

If you have any questions regarding this request, please contact Heidi Mayon at Simpson Thacher & Bartlett LLP at (650) 251-5090.

Sincerely,

Aeva Technologies, Inc.

/s/ Soroush Salehian

Soroush Salehian

Chief Executive Officer